SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549




                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                           ENEX RESOURCES CORPORATION
                            (Name of Subject Company)

                           Enex Resources Corporation
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.05 per share
                         (Title of Class of Securities)

                                   292744 208
                     ((CUSIP) Number of Class of Securities)

                                Gerald B. Eckley
                           Enex Resources Corporation
                               800 Rockmead Drive
                        Three Kingwood Place - Suite 200
                              Kingwood, Texas 77339
                                 (281) 358-8401



       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:

                             Howard A. Neuman, Esq.
                      Satterlee Stephens Burke & Burke LLP
                                 230 Park Avenue
                            New York, New York 10169
                                 (212) 818-9200




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Item 1.           Security and Subject Company.

     The class of securities to which this statement relates is the common stock, par value $0.05 per share (the "Common Stock"), of the subject company, Enex Resources Corporation, a Delaware corporation (the "Company").

     The address of the Company's principal executive offices is 800 Rockmead Drive, Three Kingwood Place, Suite 200, Kingwood, Texas 77339.

Item 2. Tender Offer of the Bidder.

     This Statement relates to the tender offer made by Middle Bay Oil Company, Inc., an Alabama corporation (the "Bidder"), to purchase up to 1,343,352 shares (the "Shares") of the Common Stock of the Company at $15.00 per share in cash, as described in the Offer to Purchase dated February 19, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed as Exhibits (a)(1) and (2), respectively, with the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by the Bidder with the Securities and Exchange Commission (the "SEC") on February 19, 1998. The address of the Bidder's principal executive office is 1221 Lamar, Suite 1020, Houston, Texas 77010.

     This response to Item 2 is based upon information contained in the Bidder's
Schedule 14D-1.

Item 3. Identity and Background.

               (a) The Company is the person filing this Statement. The business address of the Company is set forth in the response to Item 1 above.

               (b) (1) None

               (2) On January 29, 1998, the Bidder and the Company entered into a letter of intent (the "Letter of Intent") with respect to a proposed cash tender offer by the Bidder for all of the outstanding capital stock of the Company. The Letter of Intent provides that, subject to satisfactory completion of its due diligence review of the Company and its properties, the Bidder would (i) commence a cash tender offer for all of the outstanding capital stock of the Company on or before February 20, 1998; (ii) offer Mr. Gerald B. Eckley, President of the Company, whose employment agreement with the Company has more than four years left on its term, a severance arrangement under which the Bidder would pay an aggregate amount equal to Mr. Eckley's current salary for four years in exchange for consulting services and a first right of refusal on all prospects and potential acquisitions that he has the opportunity to acquire over the four-year period; and (iii) offer to the holders of outstanding options to purchase Common Stock of the Company the difference between the exercise price and $15.00 per share in either cash or shares of the Bidder's stock on a private placement basis. The stock price is to be determined by taking the previous ten days' average of the means of the closing bid and asked prices of the Bidder's shares immediately prior to closing on the Offer. No definitive agreements have been entered into with respect to Mr. Eckley's severance arrangement or the outstanding options. In consideration of the foregoing agreements of the Bidder, the Company agreed not, directly or indirectly, to solicit or encourage inquiries for proposals to enter into an agreement with regards to the sale of the Company or its



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         assets  until  February  20,  1998,  except for such  actions as may be required to enable the Company and its officers and directors to comply with their fiduciary duties to the Company's stockholders.

Item 4. The Solicitation or Recommendation.

               (a) The Board of Directors of the Company has unanimously approved the Offer as being in the best interests of the stockholders of the Company (the "Stockholders") and has unanimously recommended that the Stockholders tender their Shares to the Bidder pursuant to the Offer.

               (b) The Board of Directors of the Company based its determination to approve and recommend the Offer on its consideration of the following factors:

                           (i) the 30% premium represented by the difference between the price per share offered by the Bidder and the market price of the Common Stock immediately prior to the execution of the Letter of Intent;

                           (ii) the fact that the consideration offered by the Bidder is all cash;

                           (iii) the fact that the Offer is being made for all of the currently outstanding Common Stock of the Company; and

                           (iv) the lack of material contingent conditions to the Offer (other than due diligence, absence of material adverse change, and certain other conditions typically imposed in tender offer transactions).

                  (c) The Company has not sought a fairness opinion from any third party, nor does it propose to do so.

Item 5. Persons Retained, Employed or to be Compensated.

                  The Company has not retained or employed, and will not pay any fees or commissions to, any broker or dealer or other person to make solicitations or recommendations to Stockholders on its behalf with respect to the Offer. Certain directors, officers and employees of the Company, not especially employed for this purpose, may contact Stockholders with respect to the Offer, without additional remuneration therefor, by personal interview, mail, telephone, telegraph, facsimile or other electronic means.

Item 6. Recent Transactions and Intent With Respect to Securities.

                  (a) Gerald B. Eckley, President of the Company, purchased 100 shares of the Company's Common Stock in the open market on December 31, 1997. To the Company's knowledge, there were no other transactions involving the Company's Common Stock by the Company or its officers, directors, subsidiaries or affiliates effected during the 60 days prior to the filing of this Schedule 14D-9.

                  (b) To the Company's knowledge, all of the directors and officers of the Company presently intend to tender their shares of Common Stock held of record or beneficially owned by them to the Bidder pursuant to the terms of the Offer.



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Item 7. Certain Negotiations and Transactions by the Subject Company.

                  (a) As described in response to Item 3(b) above, the Company and the Bidder entered into the Letter of Intent with respect to a tender offer for the Common Stock of the Company on January 29, 1998. No further negotiations have taken place which relate to or would result in a merger, sale of assets or other business combination involving the Company or any subsidiary of the Company or a change in the Company's capitalization or dividend policy.

                  (b) On February 17, 1998, the Board of Directors of the Company unanimously approved the terms of the Offer and recommended that the Stockholders tender their Shares to the Bidder pursuant to the Offer.

                  It is presently the intention of the Company's Board of Directors to take such action as may be necessary to satisfy the "Board Action Conditions" described in the Bidder's Schedule 14D-1.

Item 8.           Additional Information to be Furnished.

                  Not applicable.

Item 9.           Material to be Filed as Exhibits.

                  The following materials are filed herewith as exhibits hereto:

                  (a)      Letter of Recommendation to Stockholders

                  (b)      Not applicable

                  (c)      Letter of Intent




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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                        ENEX RESOURCES CORPORATION


                                        By:
                                            Gerald B. Eckley
                                            President


February 19, 1998



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